Product Supply Contract
Lihir Gold Limited
dnx Australia Pty Ltd

CONTENTS

PARTICULARS	1

1. INTERPRETATION	1

1.1 Definitions	1
1.2 Rules for interpreting this Contract	4
1.3 Business Days	5
1.4 Multiple parties	5
1.5 Agreement comprises	5
1.6 Prior agreements	5

2. NATURE OF RELATIONSHIP	5

2.1 Independent contractor	5
2.2 No authority	5

3. REPRESENTATIVES	5

3.1 The Principal’s Representative	5
3.2 Supply Contractor’s Representative	6

4. SCOPE OF SERVICES	6

4.1 Scope of the Services	6
4.2 Term for Services	7
4.3 Standard of Services	7
4.4 Acknowledgment by Supply Contractor	7
4.5 Exclusivity	8
4.6 Supply Contractor to provide all things required for performance	8
4.7 Security of premises	8
4.8 Non-solicitation	8

5. VARIATIONS	8

5.1 Direction for a Variation	8
5.2 Valuation	9

6. TIME	9

6.1 Performance of Services	9
6.2 Suspension	9

7. THE SERVICES	10

7.1 Supply Contractor’s main obligations	10
7.2 Compliance with Law	11

8. WARRANTIES AND ACKNOWLEDGMENTS	12

8.1 Warranties as to capacity	12
8.2 Warranties as to the Products	12
8.3 Manufacturer’s and other warranties for the Products	13
8.4 Acknowledgments	13

9. SERVICES-RELATED OBLIGATIONS	14

9.1 Change in Law	14
9.2 Quality management and qualitative non-performance	14
9.3 Products Performance Standards	15
9.4 Removal of materials from the Mine	15
9.5 Industrial relations	15

10. PAYMENT	16

10.1 The Principal’s payment obligations	16
10.2 Payment	16
10.3 Set off	17
10.4 Final Payment Claim	17
10.5 Final Payment Determination	17
10.6 Failure to submit claim	18
10.7 Fixed Contract Price	18
10.8 Rise and fall	18
10.9 Payment for Plant and Materials prior to Delivery	18
10.10 Taxes	18
10.11 Liability for employment related taxes and costs	19

11. GOODS & SERVICES TAX	19

11.1 Application of clause	19
11.2 GST payable	19
11.3 Tax Invoice	19
11.4 Particulars of GST	19
11.5 Adjustment Event	19
11.6 Indemnities	20

12. PERSONNEL AND SUBCONTRACTING	20

12.1 Personnel	20
12.2 Subcontracting	20

13. MEETING AND REPORTING OBLIGATIONS	20

13.1 Reporting obligations	20

14. RELEASES AND INDEMNITIES	21

14.1 Release	21
14.2 Indemnity by the Supply Contractor	21
14.3 Indemnity not subordinate	21
14.4 Indemnity by the Principal	21
14.5 No indirect or Consequential Loss	21

15. RISK OF LOSS OR DAMAGE AND INSURANCE	22

15.1 Responsibility for care of Products	22
15.2 Supply Contractor’s insurance	22
15.3 Protection of people and property	22
15.4 Notification	22
15.5 Extension to the Principal	22
15.6 Evidence required	22

16. FORCE MAJEURE	23

16.1 Notice and suspension of obligations	23
16.2 Effort to overcome	23
16.3 Alternative supply	23
16.4 Termination	23

17. DEFAULT AND TERMINATION	23

17.1 The Principal’s remedy notice	23
17.2 Termination for insolvency	24
17.3 Consequence of termination under clause 17.1(c) and clause 17.2	24
17.4 Change in control of Supply Contractor	24

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18. DISPUTE RESOLUTION	25

18.1 Procedure for resolving disputes	25
18.2 Dispute resolution not to delay execution of the Services	25

19. MEDIA RELEASES AND CONFIDENTIALITY	25

19.1 Media release	25
19.2 Confidentiality	26
19.3 Reproduction and return Documentation	26

20. NOTICES	26

20.1 How to give a notice	26
20.2 When a notice is given	26
20.3 Address for notices	27

21. AMENDMENT AND ASSIGNMENT	27

21.1 Amendment	27
21.2 Assignment	27

22. GENERAL	27

22.1 Governing law	27
22.2 Liability for expenses	27
22.3 Giving effect to this Contract	27
22.4 Parent Company Guarantee	27
22.5 Waiver of rights	28
22.6 Operation of this Contract	28
22.7 Operation of indemnities	28
22.8 Consents	28
22.9 Inconsistency with other documents	28
22.10 Counterparts	28
22.11 Attorneys	28

Schedules

1 ADDITIONAL CONDITIONS	29

2 SCOPE OF WORK	32

3 DRAWINGS AND SPECIFICATIONS	36

4 PROGRAM OF WORKS	37

5 CONTRACT PRICE	38

6 FORM OF PARENT COMPANY GUARANTEE	40

7 TECHNICAL DATA SHEETS	42

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PRODUCT SUPPLY CONTRACT
PARTICULARS
Date

Parties	The Principal and Supply Contractor

Principal	Name:	Lihir Gold Limited (incorporated in Papua New Guinea)

	ARBN:	069 803 998

	Address:	Putput, Lihir Island, New Ireland Province, PNG

	Postal Address:	Level 7, Pacific Place, Corner of Musgrave Street and Champion Parade, Port Moresby, National Capital District, PNG

	Fax:	(+675) 986 4018

	Principal’s Representative:	David McMahon or any other person authorised by the Principal including an employee of Lihir Services Australia Pty Ltd being the Principal’s drill and blast superintendent

(or a replacement appointed under clause 3.1)

Supply Contractor	Name:	dnx Australia Pty Ltd ACN 001 502 423

	Registered Address:	Level 20, 111 Pacific Highway, North Sydney NSW 2060, Australia

	Postal Address:	Level 1, 100 Eagle Street, Brisbane QLD 4000, Australia

	Fax:	+61 (07) 3026 3801

	Supply Contractor’s Representative:	Andrew du Plessis (or a replacement appointed under clause 3.2)

Services (clause 4.1)	The supply of Products which the Supply Contractor must provide under this Contract and which are described in more detail in schedule 2.

Term (clause 4.2)	How many years from the Commencement Date?

Term means the expiry of the above period, or such longer period if adjusted in accordance with clause 4.2 or if the Contract is terminated, the period to the date of termination

1.

Quality Assurance System (clause 4.3 and definition of Quality Plan)	ISO 9001:2000

Commencement Date (clause 6.1)	means, subject to additional condition 3, the actual date on which the Supply Contractor commences providing the Services pursuant to this Contract.

Principal Approvals	Real property mining related approvals or permits, for example special mining lease and other tenements.
(clause 7.2)	All ancillary approvals and licences as may be required to be obtained by the Principal as holder of the real property mining related approvals to allow for the Services.

Insurance (clause 15.2)	Public liability:

Executive for referring disputes (clause 18.1)	Principal:

	Position:	Mine Manager

Supply Contractor:

	Position:	Regional Manager

Review Date (schedule 6)	1 January 2008 and annually thereafter

Parent Company Guarantee	The Supply Contractor is required to provide a parent company guarantee in accordance with clause 22.4.

Mine	The whole of the area occupied by the Principal for operation of the Mine and associated facilities, including the special mining lease and all mining easements, leases for mining purposes, exploration licenses and agricultural leases.

2.

GENERAL TERMS AND CONDITIONS
1.	INTERPRETATION

1.1	Definitions

Terms defined in the Particulars have the meanings given in the Particulars.

The following definitions apply in this Contract.

Authority is any:
(a)	government department;

(b)	local government;

(c)	government or statutory authority; or

(d)	any other person under a Law,
which has a right to impose a requirement or whose consent is required in relation to the Services.

Business Day means any day other than a Saturday, Sunday or public holiday in Queensland, Australia.

Change in Law means a change to the Law (other than a Law relating to industrial conditions, workplace health and safety or taxation) which is enacted or promulgated after the date of this Contract.

Completion is that stage in the execution of a Portion of the Services when:
(a)	the Principal’s Representative is satisfied in his or her absolute discretion that the Services are complete;

(b)	all commissioning, certification and testing required by this Contract to be carried out and passed has been carried out and passed;

(c)	all information required to be provided under this Contract which, in the opinion of the Principal’s Representative, is essential for the use, operation and maintenance of the Services, including work plans and related documentation (including a complete set of specifications prepared by the Supply Contractor), all operations and maintenance manuals, test data, instruction books, and equipment asset records and all warranties has been supplied to the Principal’s Representative; and

(d)	all software licences required for the use, operation and maintenance of the Services (including the copies of all licence agreements) have been supplied to the Principal’s Representative.
Confidential Information is information that is the property of a party (or any copy or record of any such information) and which is by its nature confidential or the receiving party knows, or ought to know, is confidential, which relates to the business or finances of that party.

Constructional Plant is plant and equipment used for the execution of the Services.

Contract means this contract including the schedules and annexure, and any other document or materials incorporated by reference.

Contract Price is:
(a)	where the Principal has accepted a lump sum, the lump sum set out in schedule 6;

(b)	where the Principal has accepted rates, the sum ascertained by multiplying the measured quantity of an item of the Services actually executed by the Supply Contractor by the corresponding rate in schedule 6; or

1.

(c)	where the Principal has accepted lump sum and rates, an aggregate of the sums referred to in paragraphs (a) and (b).
Documentation is all documentation which the Supply Contractor is required to provide to the Principal (including any produced by its subcontractors) in accordance with this Contract including plans, drawings, specifications, calculations, models, prototypes, equipment, information and other data stored by any means.

End Date means:
(a)	where there is a Term, the expiry of the Term or earlier termination of the Contract; or

(b)	otherwise, the date of Completion of all of the Services (including all Portions of the Services) or earlier termination of the Contract.
Entitlement includes any entitlement of the Supply Contractor to make a claim against the Principal, or any of the agents or employees of the Principal:
(a)	for any addition to, or adjustment to, the Contract Price;

(b)	for a progress payment; or

(c)	to recover any loss, cost, damage or expense of any kind:
(i)	arising under this Contract;

(ii)	relating to this Contract or any fact, matter or thing referred to in this Contract; or

(iii)	arising out of or in connection with the performance of the obligations of the Supply Contractor pursuant to the Contract (including a quantum meruit).
Explosives Services Contract means the contract between dnx Papua New Guinea Ltd (a PNG company) and the Principal dated on or about the date of this Agreement for the supply of explosives services.

Force Majeure Event means any occurrence or non-occurrence as a direct result of which a party is prevented from or delayed in performing any of its obligations under this Contract and that is beyond the reasonable control of that party, including forces of nature, industrial action and action or inaction by an Authority.

GST is a goods and services tax, as governed by the GST Act.

GST Act is A New Tax System (Goods and Services Tax) Act 1999 (Cth).

Insolvent shall mean with respect to a party that:
(a)	it is (or states that it is) insolvent;

(b)	it is in receivership, in receivership and management, in liquidation, in provisional liquidation, under administration or wound up or has had a receiver appointed to any part of its property;

(c)	it is subject to any arrangement, assignment, moratorium or composition, protected from creditors under any statute, or dissolved (other than to carry out a reconstruction or amalgamation while solvent on terms approved by the other party to this Contract);

(d)	an application or order has been made (and, in the case of an application, it is not stayed, withdrawn or dismissed within 30 days), resolution passed, proposal put forward, or any other action taken, in each case in connection with that party, which is preparatory to or could result in any of the circumstances detailed in any of paragraphs (a), (b), (c) or (d) above;

2.

(e)	it is taken to have failed to comply with a statutory demand;

(f)	it is otherwise unable to pay its debts when they fall due; or

(g)	something having a substantially similar effect to any of the circumstances detailed in any of paragraph (a) to (f) above happens in connection with that person under the law of any jurisdiction.
Law is Queensland, Australia, legislation including regulations, by-laws or other subordinate legislation, Authorities’ requirements and guidelines of the government agencies and Authorities with which the parties are required to comply.

Material Breach has the meaning given in clause 17.1(e).

Parent Company Guarantee is the form of guarantee and indemnity set out in schedule 7.

Particulars is the section of this Contract headed “Particulars”.

Portion of the Services means a discrete part of the Services.

Pre-Contract Information means any information provided to the Supply Contractor or any of its Related Bodies Corporate by the Principal prior to entry into the Contract but which does not form part of the Contract.

Principal Indemnified Parties are the Principal and its respective officers, employees and agents, including the Principal’s Representative (and, where applicable, the Principal holds the benefit of the indemnity on behalf of its respective officers, employees, agents and the Principal’s Representative).

Products means those items to be supplied to the Principal by the Supply Contractor under this agreement and includes those items particularised in schedule 6.

Products Performance Standards are the product performance standards set out in schedule 2.

Quality Plan is the plan, labelled as such, attached to schedule 2 which must comply with the Quality Assurance System.

Reimbursable Expenses are the expenses payable by the Principal to the Supply Contractor in accordance with this Contract as set out in schedule 6 which have been reasonably and properly incurred by the Supply Contractor to third parties in carrying out the services provided that the Principal has given its prior written consent to the Supply Contractor incurring those expenses.

Safety Principles means the principles listed in schedule 3.

Separate Contractors are contractors (other than the Supply Contractor or any of its Related Bodies Corporate) engaged by the Principal to carry out any works or services of whatever nature at or in the vicinity of the Principal’s Property.

Services means the provision of the scope of works in schedule 2 as further defined in clause 4.1.

Tax Invoice is an invoice which complies with the GST Act relating to the production and form of tax invoices for GST purposes.

Variation has the meaning in clause 5.1(b).

Variation Information Request has the meaning in clause 5.1(d).

3.

1.2	Rules for interpreting this Contract

Headings and catchwords are for convenience only, and do not affect interpretation. The following rules also apply in interpreting this Contract, except where the context makes it clear that a rule is not intended to apply.
(a)	A reference to:
(i)	(legislation) legislation (including subordinate legislation) is to that legislation as amended, re-enacted or replaced, and includes any subordinate legislation issued under it;

(ii)	(documents/agreements) a document or agreement, or a provision of a document or agreement, is to that document, agreement or provision as amended, supplemented, replaced or novated;

(iii)	(parties) a party to this Contract or to any other document or agreement includes a permitted substitute or a permitted assign of that party;

(iv)	(persons) a person includes any type of entity or body of persons, whether or not it is incorporated or has a separate legal identity, and any executor, administrator or successor in law of the person; and

(v)	(parts of things) anything (including a right, obligation or concept) includes each part of it.
(b)	(number) A singular word includes the plural, and vice versa.

(c)	(gender) A word which suggests one gender includes the other gender.

(d)	(parts of speech) If a word is defined, another part of speech has a corresponding meaning.

(e)	(examples) If an example is given of anything (including a right, obligation or concept), such as by saying it includes something else, the example does not limit the scope of that thing.

(f)	The words subsidiary, holding company and related body corporate have the same meanings as in the Corporations Act 2001 (Cth).

(g)	A reference to information is to information of any kind in any form or medium, whether formal or informal, written or unwritten, for example, computer software or programs, concepts, data, drawings, ideas, knowledge, procedures, source codes or object codes, technology or trade secrets.

(h)	A reference to dollars or $ is to an amount in Australian currency.

(i)	(this Contract) A reference to this Contract includes the agreement recorded by this Contract.

(j)	(GST wording) Words defined in the GST Act have the same meaning in clauses concerning GST.

(k)	The word applicable when used of a law is used to refer to any relevant law (including any subordinate or delegated legislation or statutory instrument of any kind) of a jurisdiction in or out of Queensland, Australia, and also to any relevant judgment, order, policy, guideline, official directive or request (even if it does not have the force of law) of any Authority or regulatory body, such as a stock exchange, within or outside Queensland, Australia.

4.

1.3	Business Days

If the day on or by which a person must do something under this Contract is not a Business Day if the act involves a payment that is due on demand, the person must do it on or by the next Business Day.

1.4	Multiple parties

If a party to this Contract is made up of more than one person, or a term is used in this Contract to refer to more than one party:
(a)	an obligation of those persons is joint and several;

(b)	a right of those persons is held by each of them severally; and

(c)	any other reference to that party or term is a reference to each of those persons separately, so that (for example) a representation, warranty or undertaking is given by each of them separately.
1.5	Agreement comprises
(a)	The Mine Procedures are incorporated by reference in, and are taken to be part of, this Contract to the extent that they are relevant to the Services.

(b)	In the event of any inconsistency between any of the following documents, they take precedence over each other in the following descending order:
(i)	schedule 1, Additional Conditions;

(ii)	the General Terms and Conditions;

(iii)	schedules (schedule 2 to schedule 7 to this Contract) in the order in which they appear; and

(iv)	Mine Procedures.
1.6	Prior agreements

This Contract (together with the Explosives Services Contract) contains the entire agreement between the parties about its subject matter. Any previous understanding, agreement, representation or warranty relating to that subject matter is replaced by these documents and has no further effect.

2.	NATURE OF RELATIONSHIP

2.1	Independent contractor

The Supply Contractor is engaged as an independent contractor. Nothing in this Contract constitutes the Supply Contractor as an employee, agent, partner or joint venturer of the Principal.

2.2	No authority
(a)	The Supply Contractor acknowledges and agrees that it has no authority to incur and must not incur any obligation on behalf of the Principal except with the express written instruction of the Principal.

(b)	The Supply Contractor must not engage in any negotiations or discussions with any Authority on behalf of the Principal except with the express written instruction of the Principal.
3.	REPRESENTATIVES

3.1	The Principal’s Representative
(a)	The Principal’s Representative has authority to act on behalf of the Principal for all purposes in connection with this Contract except for the purposes of:

5.

(i)	termination of the Contract, whether pursuant to clause 17.1(c) (for default) or clause 17.2 (for insolvency);

(ii)	the resolution of disputes, including pursuant to clause 18; and

(iii)	waiver of any rights that the Principal may have under the Contract or at law.
(b)	The Principal’s Representative:
(i)	must perform the functions of the Principal’s Representative designated in this Contract;

(ii)	will carry out his or her functions under this Contract as the agent of the Principal (and not as an independent certifier, assessor or valuer);

(iii)	must, when valuing claims arrive at a reasonable measure of work and time; and

(iv)	may delegate any of his or her functions under this Contract to a nominee.
(c)	The Principal must promptly inform the Supply Contractor in writing of:
(i)	any appointment of a new Principal’s Representative; and

(ii)	any delegation by the Principal’s Representative of his or her functions under this Contract to a nominee, and the extent and the scope of that delegation.
(d)	The Supply Contractor must comply with all reasonable directions of the Principal’s Representative relating to the performance of the Services in accordance with this Contract.
3.2	Supply Contractor’s Representative
(a)	The Supply Contractor’s Representative has authority to act on behalf of the Supply Contractor for all purposes in connection with this Contract.

(b)	The Supply Contractor’s Representative must:
(i)	at all times have authority to act on behalf of the Supply Contractor in respect of this Contract; and

(ii)	be approved by the Principal’s Representative.
(c)	The Supply Contractor must ensure that the Supply Contractor’s Representative is not replaced without the prior approval of the Principal’s Representative.

(d)	The Supply Contractor’s Representative must liaise with, and report to, the Principal’s Representative on all aspects of the Services.
4.	SCOPE OF SERVICES

4.1	Scope of the Services
(a)	The Supply Contractor must execute the Services in accordance with the requirements of this Contract.

(b)	The Supply Contractor acknowledges that the Services includes all work:
(i)	specifically referred to in this Contract; and

(ii)	which is otherwise necessary or desirable for the proper execution and Completion of all of the Services (including each Portion of the Services) and for the proper performance of the Supply Contractor’s obligations under this Contract,

6.

but does not include the work under the heading titled “Excluded Services” in schedule 2.
4.2	Term for Services
(a)	The Supply Contractor must commence performing the Services on the Commencement Date and continue to perform the Services until the earlier of the expiry of the Term or the date upon which this Contract is terminated.

(b)	On the first anniversary of the Commencement Date, the Supply Contractor must provide a binding letter of offer, capable of acceptance by the Principal, on the following terms:
(i)	Revised pricing for all Services to be supplied pursuant to this Contract; and

(ii)	A revised Term being the period of 6 years from the first anniversary of the Commencement Date,

(“Offer”)
This Offer is to remain open for acceptance by the Principal, at its absolute discretion, for a period of 90 days. Upon acceptance by the Principal, the Term shall be read as being accordance with the term of the Offer in this clause. Upon rejection by the Principal, the Term shall remain unaffected.
4.3	Standard of Services

The Supply Contractor must:
(a)	perform the Services and prepare all materials and data requested by the Principal under this Contract:
(i)	diligently;

(ii)	competently and professionally, with the care and skill that can be expected of a contractor experienced in providing services of the type of the Services; and

(iii)	otherwise in accordance with the terms of this Contract;
(b)	ensure that any subcontractor appointed by it performs that part of the Services with the skill, care and diligence expected of a contractor experienced in providing services of the type of the Services;

(c)	comply with the Law;

(d)	fully inform itself of the Principal’s requirements for the Services;

(e)	keep adequate records of work performed under this Contract and, if requested by the Principal’s Representative to do so, promptly provide to the Principal copies of those records ;

(f)	comply with any of its applicable occupational health, safety and environment policies (as amended from time to time); and

(g)	maintain its quality assurance system in accordance with the standard referred to in the Particulars.
4.4	Acknowledgment by Supply Contractor

The Supply Contractor acknowledges that:
(a)	the Principal has entered into this Contract relying on the skill, care, expertise, experience and ability of the Supply Contractor to provide the Services; and

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(b)	as the result of its own enquiries, it is satisfied as to the nature and location of the Services to be performed, the general and local conditions and all other matters which can in any way affect the performance or cost of performing the Services.
4.5	Exclusivity

The Supply Contractor will supply, and the Principal will purchase, all of the Products, required by Principal at the Mine for the Term.

4.6	Supply Contractor to provide all things required for performance

Except as otherwise specified in this Contract, the Supply Contractor will be required to provide, as part of the Services, all things and services reasonably necessary to complete the Services even if they are not expressly mentioned in the Contract.

4.7	Security of premises

In the event that the Supply Contractor is required to provide any part of the Services on the Mine, the Supply Contractor must comply with the Principal’s directions, procedures and policies relating to occupational health, safety and security when performing any part of the Services on the Mine (including the Safety Principles and Mine Procedures).

4.8	Non-solicitation

Neither party shall solicit or entice away from the other party (or attempt to do so) any consultant or employee of the other party or engage any such person as a consultant, employee or in any other capacity.

5.	VARIATIONS

5.1	Direction for a Variation
(a)	The Principal’s Representative may at any time direct the Supply Contractor to perform a Variation to the Services if that change is required by the Principal.

(b)	A Variation may involve increases in or additions to, reductions in or omissions from, or changes in the character or the quality of the Services. If the change requires the omission of work, the Principal may have the omitted work carried out by itself.

(c)	A direction given under clause 5.1(a) may only be effected by a written form expressly identified as a “Variation", signed by the Principal’s Representative and given to the Supply Contractor which describes the Variation. The Supply Contractor must not carry out and shall have no Entitlement in relation to a Variation unless either:
(i)	the Principal’s Representative has given a Variation direction in accordance with this clause; or

(ii)	the Supply Contractor has advised the Principal’s Representative in writing that it has been directed to perform a Variation.
(d)	Before issuing a Variation, the Principal’s Representative may issue to the Supply Contractor a written form expressly identified as a “Variation Information Request” advising the Supply Contractor of the scope of the proposed change to the Services and requiring the Supply Contractor to, within the reasonable period of time stated in the form, provide an estimate of the valuation of the proposed change.

(e)	Within the reasonable period of time stipulated in the Variation Information Request, the Supply Contractor must provide to the Principal’s Representative a written response containing the information required by the Variation Information Request.

8.

(f)	Additions to the scope must not be inconsistent with the core business activities of the Supply Contractor.

(g)	The Supply Contractor may request a Variation for its own convenience which may be approved, in his or her discretion, by the Principal’s Representative. Except to the extent expressly included in the approval, the Supply Contractor shall have no Entitlement in relation to a Variation approved under this clause 5.1(g).
5.2	Valuation
(a)	If a Variation requires the Supply Contractor to carry out work which involves an increase or decrease in the overall cost of carrying out the Services, the Principal’s Representative and the Supply Contractor’s Representative must attempt to agree whether any change to the Contract Price is required as a consequence, and if so, whether an increase or decrease is required.

(b)	If the Principal’s Representative and the Supply Contractor’s Representative are unable to reach agreement, the Principal’s Representative may determine the change to the Contract Price, if any, which it believes in its reasonable opinion is required. In making a determination under this clause 5.2, the Principal’s Representative must have regard to the following:
(i)	if the Contract prescribes specific rates or prices to be applied in determining the value, those rates or prices;

(ii)	if clause 5.2(b)(i) does not apply, the rates or prices in the schedule of rates in schedule 6 to the extent that it is reasonable to use them;

(iii)	to the extent that neither clauses 5.2(b)(i) and 5.2(b)(ii) apply, reasonable rates or prices;

(iv)	in determining the deduction to be made for work which is taken out of the Contract, the deduction shall include a reasonable amount for profit and overheads; and

(v)	if the valuation relates to extra costs incurred by the Supply Contractor for delay or disruption, the valuation shall include a reasonable amount for overheads but shall not include profit or loss of profit.
Nothing in this clause shall prohibit a party from referring the matter to be resolved under the dispute resolution mechanism set out in this Contract.
6.	TIME

6.1	Performance of Services

By managing its lead times appropriately, the Supply Contractor must commence execution of the Services in such a manner as to have available to the Principal all such Products as are necessary for the Principal’s blasting requirements from the Commencement Date and continue to execute the Services progressively in an orderly manner.

6.2	Suspension
(a)	The Principal’s Representative may at any time give written notice to the Supply Contractor to suspend the execution of all or any part of the Services (including details of the extent to which the Principal’s Representative requires the Supply Contractor to keep its personnel, subcontractors on standby).

(b)	If the Supply Contractor receives a written notice from the Principal under clause 6.2(a), the Supply Contractor must immediately suspend the execution of the Services or the relevant part.

9.

(c)	Subject to clause 6.2(g), the Principal must pay the Supply Contractor, instead of that part of the Contract Price payable for those Services not performed as a consequence of the suspension (which will not be payable), compensation for the suspension of the execution of the Services (or the relevant part):
(i)	on such basis as the Principal’s Representative and the Supply Contractor’s Representative may agree; or

(ii)	failing agreement, as the Principal’s Representative reasonably determines, during the suspension of any part of the Services to compensate the Supply Contractor for:
(i)	keeping its personnel and subcontractors on standby (to the extent stated in the written notice referred to in clause 6.2(a)); and

(ii)	the demobilisation and remobilisation of the Supply Contractor’s personnel and subcontractors.
(d)	The Principal’s Representative must give a written notice to the Supply Contractor adjusting the Contract Price to reflect the compensation referred to in clause 6.2(c).

(e)	The Principal’s Representative may at any time give written notice to the Supply Contractor to resume the execution of the Services (or the relevant part) which has been suspended.

(f)	If the Supply Contractor receives a written notice under clause 6.2(e), the Supply Contractor must immediately remobilise to resume execution of the Services (or the relevant part) which has been suspended.

(g)	If the Principal’s Representative gives a written notice under clause 6.2(a) as a result of a breach by the Supply Contractor of its obligations under this Contract, the Supply Contractor is not entitled to any compensation under clause 6.2(c).

(h)	If the Principal’s Representative gives a written notice under clause 6.2(a) as a result of a breach by the Supply Contractor of its obligations under this Contract and if the breach is:
(i)	capable of rectification, the execution of the part of the Services the subject of the written notice may be suspended until the breach is rectified by the Supply Contractor; or

(ii)	not capable of rectification, the period of suspension must be reasonable.
7.	THE SERVICES

7.1	Supply Contractor’s main obligations

The Supply Contractor must:
(a)	provide the Services for the Contract Price and in accordance with this Contract;

(b)	provide the Principal and the Principal’s Representative, at all reasonable times, with access to all workshops and places where work is being prepared or carried out, or from where materials, manufactured articles or machinery are being obtained for or manufactured in connection with the Services;

(c)	comply with the Law in providing the Services under this Contract and performing its other obligations under this Contract including any Law relating to mining activities, industrial relations and the environment;

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(d)	produce evidence to the Principal of accreditation, registration, licensing or other Authority approvals in accordance with the requirements of this Contract or as required by the Principal’s Representative;

(e)	attend and participate in meetings with the Principal in accordance with this Contract and as reasonably required by the Principal’s Representative;

(f)	provide information and report to the Principal, in writing if required, in relation to any aspect of the Services as reasonably required by the Principal’s Representative;

(g)	comply with the Mine Procedures in providing the Services; and

(h)	ensure that any of the Principal’s equipment within the Supply Contractor’s possession or control is kept in good working condition and the Supply Contractor is responsible for all loss of and damage to any of the Principal’s equipment while in the Supply Contractor’s possession or control, except to the extent to which the loss or damage is due to normal wear and tear or the negligence of the Principal, Separate Contractors or their personnel.
7.2	Compliance with Law
(a)	The Supply Contractor must:
(i)	comply with the Law in the supply of the Services and performing its other obligations under this Contract;

(ii)	obtain all Authority approvals (other than the Principal Approvals) necessary in respect of the supply of the Services and its other obligations under this Contract;

(iii)	comply with all guidelines issued by Authorities and the Principal in respect of the Mine Procedures or the Services;

(iv)	promptly give the Principal’s Representative copies of all relevant documents issued by Authorities;

(v)	except in relation to the Principal Approvals, the Supply Contractor must:
(A)	give all notices;

(B)	pay all levies, charges or fees; and

(C)	obtain all permits, approvals or authorisations,
in respect of the Services necessary to comply with Law or the requirements of any Authority.
(b)	If the Supply Contractor’s compliance with Law necessitates a change to the Services:
(i)	the Supply Contractor must promptly inform the Principal’s Representative in writing with details of that change together with the Supply Contractor’s proposal for carrying out that change (such proposal must be consistent with the Supply Contractor’s obligations under this Contract);

(ii)	the Supply Contractor must obtain the Principal’s Representative’s written approval before it implements that proposal;

(iii)	if the Principal’s Representative does not approve the Supply Contractor’s proposal referred to in clause 7.2(b)(i), the Supply Contractor must develop that proposal until the Principal’s Representative approves the revised proposal; and

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(iv)	except to the extent set out in clause 9.1, the Supply Contractor shall have no Entitlement as a consequence of complying with this clause 7.2.
8.	WARRANTIES AND ACKNOWLEDGMENTS

8.1	Warranties as to capacity

Each of the Principal and the Supply Contractor represents and warrants that:
(a)	(status ) it is a company limited by shares;

(b)	(power) it has full legal capacity and power:
(i)	to own its property and assets and to carry on its business; and

(ii)	to enter into this Contract and to carry out the transactions that it contemplates;
(c)	(corporate authority) it has taken all corporate action necessary or desirable to authorise its entry into this Contract and to carry out the transactions that it contemplates;
(d)	(authorisations) it holds each authorisation that is necessary or desirable:
(i)	to execute this Contract and to carry out the transactions that it contemplates; and

(ii)	to ensure that this Contract is legal, valid, binding and admissible in evidence, and it is complying with any conditions to which any of these authorisations is subject; and

(e)	(document effective) this Contract constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms (except to the extent limited by equitable principles and laws affecting creditors’ rights generally).
8.2	Warranties as to the Products
(a)	The Supply Contractor warrants that the Products will:
(i)	except to the extent specified in this Contract, be new in every respect;

(ii)	be in good order and condition;

(iii)	satisfy the Products Performance Standards;

(iv)	comply with the description in this Contract;

(v)	be of good merchantable quality;

(vi)	be suitable for the purpose made known to the Supply Contractor by the Principal;

(vii)	comply with any other warranties or guarantees contained in this Contract and ordinarily supplied by the Supply Contractor and manufacturer of the Products;

(viii)	comply with the Law;

(ix)	comply with international standards and the Australian explosives code as published by the Department of Transport and Regional Services, in force from time to time;

(x)	comply with industry best practice;

(xi)	be free from defects due to faulty design, materials and workmanship;

(xii)	be free and clear of all Encumbrances; and

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(xiii)	comply with all lawful and all reasonable standards, rules, directions and requirements set by any Authority.
(b)	The Supply Contractor warrants that:
(i)	it has the expertise, experience and capability, including sufficient and competent employees or subcontractors to provide the Products efficiently, expeditiously and with due skill, care and diligence;

(ii)	it is legally entitled to use any of the Supply Contractor Intellectual Property used by it in connection with the provision of the Products;

(iii)	the manufacture, sale or use of the Products does not and will not infringe the Intellectual Property Rights of any third party;

(iv)	the Supply Contractor has good and marketable title to the Products;

(v)	in relation to the Products, the Supply Contractor and the Supply Contractor’s personnel are in possession of, or will be able to obtain, all requisite authorisations from Authorities (other than the Principal Approvals), at the Supply Contractor’s own cost; and

(vi)	the Supply Contractor is able to deliver the Products and comply with all of its obligations under this Contract.
(c)	The Supply Contractor acknowledges that the Services include all work:
(i)	specifically referred to in this Contract; and

(ii)	which is otherwise necessary for the proper execution and completion of the Services and for the proper performance of the Supply Contractor’s obligations under this Contract.
8.3	Manufacturer’s and other warranties for the Products
(a)	With respect to materials, equipment or components purchased by the Supply Contractor for performance of the Services the Supply Contractor must:
(i)	provide all usual manufacturer’s, importer’s and any applicable third party warranties in respect of such materials, equipment or components; or

(ii)	assign to the Principal any warranties which the Supply Contractor may have received from the suppliers of such materials, equipment or components.
(b)	During the period of the warranties obtained by the Supply Contractor for the benefit of the Principal referred to in clause 8.3(a)(ii), the Supply Contractor must take all reasonable action required by the Principal to enforce those warranties, or assist the Principal to enforce those warranties.
8.4	Acknowledgments
(a)	The Supply Contractor acknowledges that:
(i)	it has examined the Mine and its surroundings;

(ii)	it has examined all other information relevant to the risks, contingencies and other circumstances having an effect on its obligations under this Contract which is obtainable by making reasonable enquiries;

(iii)	it has examined this Contract;

(iv)	it has examined all of the Pre-Contract Information, has independently verified whether the Pre-Contract Information is factual and has not relied on the Pre-Contract Information except to the extent that it has verified it;

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(v)	it has entered into this Contract based upon its own investigations, examinations and determinations; and

(vi)	it is not relieved of its obligations under this Contract, and does not have any remedy against the Principal, by reason of the existence or occurrence of any matter or thing not anticipated by the Supply Contractor as at the date of this Contract and which may not be contemplated by this Contract.
(b)	Subject to the other provisions of this Contract, the Supply Contractor warrants that it is practicable to execute the Services in accordance with this Contract without any need for changes in the Services.

(c)	The Supply Contractor acknowledges that no comment, review, representation, vetting, inspection, testing or approval by the Principal or the Principal’s Representative (including as part of the Business Review & Development Group) in respect of the Supply Contractor’s obligations under this Contract will lessen or otherwise affect the Supply Contractor’s obligations under this Contract.
9.	SERVICES-RELATED OBLIGATIONS

9.1	Change in Law

If there is a Change in Law which:
(a)	necessitates a change to:
(i)	the Services, or

(ii)	a fee or charge which the Supply Contractor is obliged to pay; and
(b)	causes the Supply Contractor to incur more or less cost than otherwise would have been incurred, the difference in cost incurred by the Supply Contractor shall be valued under clause 5.2 as if the Change in Law was a Variation.
9.2	Quality management and qualitative non-performance
(a)	The Supply Contractor must:
(i)	use good quality, new and undamaged materials (unless otherwise specified in this Contract) for the Services which must be suitable for the purpose for which they are required;

(ii)	ensure that all workmanship is of the highest quality and standards and is in accordance with the requirements of this Contract; and

(iii)	subject to any express provisions of this Contract to the contrary, comply with relevant standards (including international standards, codes of practice and manufacturers’ standards) when executing the Services.
(b)	The Supply Contractor must give the Principal’s Representative access to the Supply Contractor’s and each subcontractor’s Quality Assurance Systems to enable monitoring and quality auditing.

(c)	The Supply Contractor warrants that compliance with the Quality Plan will ensure that the Services are executed in accordance with the requirements of this Contract.

(d)	If the Principal’s Representative reasonably considers any Services not to be, or if the Services are not, in accordance with this Contract, the Principal’s Representative may:
(i)	direct the Supply Contractor to rectify any part of the Services; or

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(ii)	direct the Supply Contractor not to rectify that part of the Services.
(e)	The Principal may:
(i)	have the work referred to in clause 9.2(d)(i) carried out by others at the Supply Contractor’s cost if:
(A)	the Principal’s Representative has directed the Supply Contractor to rectify a part of the Services in accordance with clause 9.2(d)(i) within a reasonable period; and

(B)	the Supply Contractor has failed to rectify that work within that period; or
(ii)	have the work carried out by others at the Supply Contractor’s cost if the Principal’s Representative has directed the Supply Contractor not to rectify that work pursuant to clause 9.2(d)(ii), and all reasonable costs, losses and expenses incurred by the Principal shall be a debt due from the Supply Contractor to the Principal.
9.3	Products Performance Standards
(a)	The Supply Contractor must monitor each item of Services to determine the levels achieved by that item of Services relative to the Products Performance Standards in accordance with the procedures outlined in schedule 2.

(b)	If any item of Services does not meet the Products Performance Standards as a result of the Supply Contractor’s failure to execute the Services in accordance with this Contract, the Supply Contractor must pay the Principal liquidated damages set out in schedule 2 or, if there are no liquidated damages in the Particulars, the reasonable costs, losses and expenses incurred by the Principal as a direct result of the failure.

(c)	If clause 9.3(b) is struck out or is unenforceable for any reason, the Principal will be entitled to claim damages at common law and/or in equity from the Supply Contractor for any failure to execute the Services in accordance with the Contract.
9.4	Removal of materials from the Mine

In the event that the Supply Contractor brings any materials onto the Mine under this Contract, the Supply Contractor may not remove from the Mine any materials brought onto the Mine without the prior written approval of the Principal’s Representative, not to be unreasonably withheld.

9.5	Industrial relations
(a)	The Supply Contractor must, and must ensure that its subcontractors, comply with all applicable rules.

(b)	The Supply Contractor must regularly consult with the Principal’s Representative throughout the execution of the Services concerning any industrial relations issues which may arise.

(c)	The Supply Contractor must ensure that any industrial agreement entered into by the Supply Contractor does not affect, or will not have any impact on, any existing or future industrial agreements that have been entered, or that may be entered, into by the Principal.

(d)	The Supply Contractor must, in the event of any industrial dispute involving its workforce on the Mine, ensure that the Principal’s operations on the Mine are not affected in any manner by such industrial dispute, except to the extent the dispute is a general dispute involving other contractors and employees of the Principal.

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10.	PAYMENT

10.1	The Principal’s payment obligations
(a)	The Principal must pay the Supply Contractor the Contract Price in accordance with the requirements of this Contract. Unless otherwise agreed in writing by the parties, payments will be made in Australian dollars.

(b)	The lump sum breakdown in schedule 6 may be referred to by the Principal’s Representative for the purposes of:
(i)	the assessment of progress claims; and

(ii)	the valuation of Variations pursuant to clause 5.2 to the extent that items listed in the lump sum breakdown are relevant, and for no other purpose.
10.2	Payment
(a)	The Supply Contractor must submit to the Principal’s Representative within 4 days after the end of each month an statement in the form of the Principal’s contract claim form attaching the information required by the Principal’s Representative:
(i)	showing the value of the Services executed by the Supply Contractor to the end of the previous month;

(ii)	including details of any amount claimed by the Supply Contractor’s subcontractors which is the subject of a dispute between the Supply Contractor and those subcontractors and details of the dispute; and

(iii)	documentary evidence that it has incurred a fee for Services performed and the Reimbursable Expenses claimed.
(b)	Within 4 days of receipt by the Principal’s Representative of a claim provided in accordance with clause 10.2(a), the Principal’s Representative must determine in writing any variations to the amount payable to the Supply Contractor and set this out in a payment schedule. The amount payable under the payment schedule will be:
(i)	the assessment by the Principal’s Representative of the value of the Services performed by the Supply Contractor for the relevant period which must take into account the likely cost of rectifying any defects in the Services and must exclude any amounts in relation to which the Supply Contractor has no Entitlement;

(ii)	the amount of any Reimbursable Expenses incurred by the Supply Contractor with the prior written approval of the Principal’s Representative;

(iii)	any amounts due from the Principal to the Supply Contractor pursuant to this Contract;

(iv)	less the amounts already paid by the Principal to the Supply Contractor in relation to the Contract and the Services; and

(v)	less the amount of any money which is due or which may become due from the Supply Contractor to the Principal in respect of this Contract or the Services and amounts already paid to the Supply Contractor in respect of the Contract and amounts which the Principal is entitled to deduct or withhold.
(c)	The Supply Contractor must give the Principal a Tax Invoice in respect of the amount the subject matter of a determination or payment schedule issued by the Principal’s Representative pursuant to clauses 10.2(b), 10.5 within 4 days of

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receipt of that determination. If the Principal fails to provide a payment schedule within 4 days, the Supply Contractor may issue a Tax Invoice for the whole amount of its payment claim, provided that the Principal may seek an adjustment to any subsequent invoice or refer the matter to dispute resolution should there be any discrepancies.

(d)	Where an amount is due from the Principal to the Supply Contractor in respect of a determination issued pursuant to clauses 10.2(b) or 10.5, the Principal must pay the Supply Contractor the amount determined as payable by the Principal’s Representative under clauses 10.2(b), 10.5 thirty (30) days after the date of the invoice for that month.

(e)	Payments made by the Principal are on account only and are not:
(i)	evidence of the value of work; or

(ii)	an admission of liability on the part of the Principal.
(f)	Where an amount is due from the Supply Contractor to the Principal in respect of a determination issued pursuant to clauses 10.2(b) or 10.5, the Supply Contractor must, within thirty (30) days after receipt of that determination, pay the Principal the amount stated in that determination as due from the Supply Contractor to the Principal.

(g)	Where an amount remains overdue for more than 30 days, the Supply Contractor, by providing 14 days written notice to the Principal, may elect to suspend all or part of the Services under this Contract for a period as long as the payment remains overdue.

(h)	Upon request by the Supply Contractor, the Principal must provide an itemised breakdown of the Products forming part of any claim for payment or Tax Invoice.
10.3	Set off
(a)	The Principal may set-off or deduct from:
(i)	any amounts due to the Supply Contractor under this Contract (including any amounts certified by the Principal’s Representative for payment by the Principal to the Supply Contractor); or

(ii)	any money due or which may become due from the Supply Contractor to the Principal in respect of this Contract or the Services provided it has first provided 7 days notice to the Supply Contractor.
10.4	Final Payment Claim
(a)	Within 90 days after the later to occur of the End Date and the performance of all the Supply Contractor’s obligations under the Contract, the Supply Contractor must provide to the Principal’s Representative a payment claim titled “Final Payment Claim”.

(b)	The Supply Contractor must include in the Final Payment Claim all amounts which the Supply Contractor considers to be due to it from the Principal in respect of this Contract and the performance by it of the Services.

(c)	After the expiration of the 90 calendar day period in clause 10.4(a), the Supply Contractor shall have no Entitlement in relation to the performance of the obligations of the Supply Contractor under the Contract, or in any way relating to the Contract or the work described in it.
10.5	Final Payment Determination

The Principal’s Representative:

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(a)	must within 10 days after receipt of the Supply Contractor’s Final Payment Claim; or

(b)	if the Supply Contractor does not comply with its obligations under clause 10.4(a), at any time, issue to the Supply Contractor and the Principal a determination titled “Final Payment Determination”, which determines the amount payable to the Supply Contractor or the Principal (as the case may be) in respect of the Contract and the performance of the Services.

10.6	Failure to submit claim

The Principal’s Representative may make a determination under clause 10.2(b):
(a)	if the Supply Contractor fails to submit any statement or payment claim in accordance with the Contract; or

(b)	at any time prior to the Final Payment Determination.
10.7	Fixed Contract Price

The rates set out in schedule 6 remain fixed until the first Review Date.

10.8	Rise and fall

The rates in schedule 6 will be adjusted for rise and fall in accordance with the formula set out in schedule 6 with the first review being 1 January 2008 and then every 12 months following this date.

10.9	Payment for Plant and Materials prior to Delivery

The Supply Contractor shall have no Entitlement to payment for unused materials or goods unless:
(a)	schedule 6 provides that such a payment claim can be made for those unused materials or goods; and

(b)	the Supply Contractor provides with the payment claim evidence that the materials or goods have been properly stored or labelled as the property of the Principal and insured.
10.10	Taxes
(a)	Unless otherwise expressly provided in this Contract, the Supply Contractor must pay all taxes including levies, duties, withholdings, and assessments due in connection with the Services and the Contract and the Principal must pay all taxes excluding income or company taxes but including levies and import duties, on the Products to the extent that such taxes are not creditable to the party liable for the tax.

(b)	Unless otherwise expressly provided in this Contract, the Contract Price(s) due under the Contract shall not be varied or amended by any tax, duty, levy or other impost payable in connection with performance of the Contract. Where an amount is required to be withheld by the Principal and remitted to an Authority under a Law on behalf of the Supply Contractor, the Contract Price(s) payable to the Supply Contractor shall be reduced by such amount. The Principal shall provide the Supply Contractor with a payment summary in respect of such withheld amount upon request by the Supply Contractor, or otherwise in accordance with the Law.

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10.11	Liability for employment related taxes and costs
(a)	The Supply Contractor must pay all wages, superannuation and any other contributions or payments required by law to be paid to, in respect of or arising in relation to the employment of any employee, subcontractor or agent engaged by the Supply Contractor in the performance of any services. The Supply Contractor acknowledges that such persons are not the employees of the Principal and the Supply Contractor bears, and the Principal does not bear, any liability for such payments.

(b)	The Supply Contractor indemnifies the Principal in relation to any payments (including all legal and other costs, penalties, fines or interest in respect of such payments) made or amounts incurred by the Principal as a result of any claim or action, (including without limitation a claim or action brought by the Supply Contractor, any employee, subcontractor, agent or any government or statutory authority) with regard to any amount referred to in this sub-clause.
11.	GOODS & SERVICES TAX

11.1	Application of clause
(a)	This clause applies if any party (Supplier) is or may become liable to pay GST in relation to Services (as defined in the GST Act) of any good, service or other thing which is made to another party (Recipient) under this Contract (Taxable Supply).

(b)	Unless otherwise specified, a reference to any amount payable or consideration to be provided for a Taxable Supply is a reference to that amount or consideration having been determined without provision for any GST payable by the Supply Contractor on those Products (GST Exclusive Amount).
11.2	GST payable
(a)	The Recipient must increase the GST Exclusive Amount of any payment for a Taxable Supply by an additional amount as notified by the Supply Contractor to the Recipient sufficient that the total amount payable by the Recipient (after discounting for the amount of any GST liability payable by the Supply Contractor on that total) is equal to the GST Exclusive Amount.

(b)	GST payable under paragraph (a) is payable by the Recipient, without deduction or set-off of any other amount.
11.3	Tax Invoice
(a)	The Supply Contractor must issue a Tax Invoice to the Recipient for the amount of GST referable to each Taxable Supply, and, where the Supply Contractor is the Supply Contractor in respect of Taxable Supplies the subject of any progress claim, within 3 days of receipt of the progress claim.

(b)	A monthly statement will not be regarded as a Tax Invoice or other invoice notifying an obligation to make payment.
11.4	Particulars of GST

The Supply Contractor must include in an invoice under this clause such particulars as are required by the GST Act in order that the Recipient may obtain an input tax credit for the amount of GST payable on the Taxable Supply.

11.5	Adjustment Event

Where an Adjustment Event in relation to any Taxable Supply has occurred, the Supply Contractor must provide an Adjustment Note to the Recipient within 20 Business Days.

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11.6	Indemnities

Where an amount is payable by one party (Indemnifier) to another party (Indemnified) pursuant to an indemnity, warranty or obligation to reimburse or pay any amount under this Contract, the amount recoverable under this indemnity, warranty or obligation to reimburse must be reduced by the amount of any input tax credit or other credit to which:
(a)	the Indemnified; or

(b)	any member of a GST Group (as defined in the GST Act) of which the Indemnified is also a member, is entitled to the cost or expense recovered.
12.	PERSONNEL AND SUBCONTRACTING

12.1	Personnel
(a)	The Supply Contractor must:
(i)	provide experienced and skilled personnel to execute the Services in accordance with its obligations under this Contract and, without limiting the generality of this clause, in accordance with position descriptions provided by the Supply Contractor; and

(ii)	ensure that all Services are executed under the supervision of appropriately qualified and experienced personnel.
12.2	Subcontracting
(a)	Subject to clause 12.2(b), the Supply Contractor may enter into subcontracts for the execution of the Services.

(b)	If the Supply Contractor engages a subcontractor, the Supply Contractor:
(i)	must ensure the work performed by the subcontractor meets the requirements of this Contract;

(ii)	must manage and co-ordinate the performance of each subcontractor to ensure the quality and timeliness of its performance meet the requirements of this Contract for the Services;

(iii)	is liable to the Principal for the acts and defaults of that subcontractor as if they were the acts and defaults of the Supply Contractor; and

(iv)
(c)	The Supply Contractor’s obligations under this Contract are not reduced or otherwise affected by subcontracting the performance of those obligations.

(d)	The Supply Contractor must ensure that all subcontracts for the Services adequately address all industrial relations, safety, environmental and programming issues relevant to the Services.
13.	MEETING AND REPORTING OBLIGATIONS

13.1	Reporting obligations

Each party must:
(a)	provide to the other party within a reasonable time of being requested to do so any information in connection with the Services which the other party reasonably requires;

(b)	establish and maintain any records and registers which the other party reasonably requires.

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14.	RELEASES AND INDEMNITIES

14.1	Release

The Supply Contractor releases the Principal Indemnified Parties from any liability or obligation to the Supply Contractor (or any person claiming through or on behalf of the Supply Contractor) in respect of:
(a)	physical loss of or damage to any real or personal property; or

(b)	personal injury, disease or illness to, or death of, persons, arising out of the provision of the Services and the performance of the Supply Contractor’s other obligations under this Contract.

14.2	Indemnity by the Supply Contractor

The Supply Contractor indemnifies the Principal Indemnified Parties against all damage, expense (including lawyers’ fees and expenses on a solicitor/client basis), loss (including financial loss) or liability of any nature suffered or incurred by the Principal Indemnified Parties (including any claims made by third parties) arising out of the provision of (or failure to provide) the Services and any other obligation under this Contract including but not limited to:
(a)	physical loss of or damage to property of the Principal or to the property of third parties; and

(b)	damage, expense, loss or liability in respect of personal injury, disease, illness or death, caused by the Supply Contractor’s breach of this Contract or its negligent act or omission.

14.3	Indemnity not subordinate

The Supply Contractor’s liability to indemnify the Principal under clause 14.2 is a primary obligation and is not the same as or subordinate to any other indemnity to which the Principal is entitled.

14.4	Indemnity by the Principal

The Principal indemnifies the Supply Contractor against all damage, expense (including lawyers’ fees and expenses on a solicitor/client basis), loss (including financial loss) or liability of any nature suffered or incurred by the Supply Contractor (including any claims made by third parties) arising out of but not limited to:
(a)	physical loss of or damage to property of the Supply Contractor or to the property of third parties; and

(b)	damage, expense, loss or liability in respect of personal injury, disease, illness or death, caused by the Principal’s breach of this Contract or its negligent act or omission.

14.5	No indirect or Consequential Loss

Notwithstanding any other provision of this Contract, no party shall be liable to another party for any indirect or consequential loss.

For the purposes of this clause, “indirect or consequential” loss includes all special loss, loss of income, loss of profit, costs incurred in responding to, investigating, managing or settling all claims made by or on behalf of third parties in respect of the matters specifically excluded, and all claims for loss of goodwill, loss of, or impairment to, reputation or loss of opportunity including opportunities to enter into or complete arrangements with third parties.

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15.	RISK OF LOSS OR DAMAGE AND INSURANCE

15.1	Responsibility for care of Products
(a)	The Supply Contractor is responsible for the Products up until the point they are delivered to the Principal’s wharf and are capable of being offloaded from the delivery vessel;

(b)	Title to the Products passes at the point in time in which the Products cross the delivery vessel’s rail in the process of being unloaded onto the Principal’s wharf.

(c)	The Supply Contractor must promptly make good loss from, or damage to, any Products while it is responsible for their care.
15.2	Supply Contractor’s insurance

The Supply Contractor must maintain the following insurance with a reputable insurer from the Commencement Date until the End Date:
(a)	public liability and product liability insurance to the amount in the Particulars in respect of accidental damage or loss to any property and accidental injury (including death) to any person arising out of the performance of the Services;

(b)	workers’ compensation insurance as required under workers’ compensation legislation;

(c)	plant and equipment insurance in respect of loss of or damage to equipment used in the provision of the Services (other than motor vehicles but including the Products ) owned or leased by the Supply Contractor to its full replacement value at the time loss or damage occurs;

(d)	comprehensive motor vehicle insurance for the market value of all motor vehicles which are used by the Supply Contractor in connection with the Services; and

(e)	third party motor insurance required to comply with the Law in respect of all motor vehicles which are used by the Supply Contractor in connection with the Services.
15.3	Protection of people and property

If the Supply Contractor or its employees, subcontractors or agents damage property (except as contemplated by the Principal’s use of the Products), the Supply Contractor must promptly make good the damage and pay any compensation which the Law and the common law requires the Supply Contractor to pay.

15.4	Notification

If the Supply Contractor receives notice of cancellation, amendment or non-renewal of any policy it must immediately:
(a)	advise the Principal; and

(b)	renew the policy, if necessary with another insurer.
15.5	Extension to the Principal

The insurances referred to in clause 15.2(a) and (c) must extend to include the Principal as an insured noting the Principal’s interest.

15.6	Evidence required

The Supply Contractor must produce on demand by the Principal sufficient evidence that the insurances required under clauses 15.2 have been effected and are current. If the Supply Contractor fails to do so, the Principal may itself affect the insurance. The cost of doing so and maintaining such insurance will be a debt due from the Supply Contractor to the Principal.

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16.	FORCE MAJEURE

16.1	Notice and suspension of obligations

If a party to this Contract is affected, or likely to be affected, by a Force Majeure Event:
(a)	that party must immediately give the other prompt notice of that fact including:
(i)	full particulars of the Force Majeure Event;

(ii)	an estimate of its likely duration;

(iii)	the obligations affected by it and the extent of its effect on those obligations; and

(iv)	the steps taken to rectify it; and
(b)	the obligations under this document of the party giving the notice are suspended to the extent to which they are affected by the relevant Force Majeure Event as long as the Force Majeure Event continues.
16.2	Effort to overcome

A party claiming a Force Majeure Event must use its best endeavours to remove, overcome or minimise the effects of that Force Majeure Event as quickly as possible. This does not require a party to settle any industrial dispute in any way that it considers inappropriate.

16.3	Alternative supply

During any period in which a party to this document is not performing obligations because of a claimed Force Majeure Event, the other party may (but need not) make alternative arrangements for the performance, whether by another person or otherwise, of any obligation which the party claiming the Force Majeure Event is not performing without incurring any liability to that party.

16.4	Termination
(a)	If a Force Majeure Event continues for more than 90 days, either party may terminate this Contract by giving at least 15 days notice to the other party.

(b)	In the event of termination under paragraph (a), neither party is liable to the other except to the extent of rights or obligations which accrued before the termination. If those accrued rights or obligations result in the unjust enrichment of, or unjust detriment to, one party, the parties will negotiate in good faith to ensure a fair allocation of loss or gain as between the parties.
17.	DEFAULT AND TERMINATION

17.1	The Principal’s remedy notice
(a)	If the Principal considers that the Supply Contractor is in breach of this Contract, the Principal may give the Supply Contractor:
(i)	a written notice specifying a reasonable date by which the Supply Contractor must rectify the breach to the extent that the breach is capable of rectification; or

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(ii)	if the breach is incapable of rectification, a written notice specifying the Principal’s requirements to overcome or cure the effects of that breach and prevent the breach from recurring (Cure Plan).
(b)	If the Principal gives the Supply Contractor a written notice referred to in clause 17.1(a), the Supply Contractor must comply with the written notice within the time stated in the notice.

(c)	The Principal may terminate the Contract by notice in writing to the Supply Contractor if:
(i)	the Supply Contractor fails to rectify the breach or effect the Cure Plan, as the case may be, in accordance with and in the time stated in the terms of a written notice referred to in clause 17.1(a);

(ii)	the Supply Contractor commits the same breach again;

(iii)	a breach incapable of rectification was a Material Breach.
(d)	The Supply Contractor must pay the Principal the loss, costs and damages suffered by the Principal as a consequence of a breach of the Contract by the Supply Contractor.

(e)	The Supply Contractor will be in Material Breach if it is in breach of a material term of the Contract including:
(i)	failing to proceed in an orderly manner having regard to the duration and sequence of activities in accordance with this Contract, in breach of clause 6.1;

(ii)	fails to continue to hold any necessary licences or approvals required to provide the Services;

(iii)	failing to comply with clause 4.3;

(iv)	failing to comply with a direction of the Principal’s Representative under clause 3.1, in breach of clause 3.1(d);

(v)	failing to provide evidence of insurance, in breach of clause 15.6; or

(vi)	failing to achieve or perform the Services in accordance with the Products Performance Standards.
17.2	Termination for insolvency

Either party may terminate this Contract, with immediate effect, by written notice to the other party if the other party is Insolvent.

17.3	Consequence of termination under clause 17.1(c) and clause 17.2

If the Principal gives the Supply Contractor a written notice to terminate pursuant to clause 17.1(c) or clause 17.2, the damages which would be payable had the Supply Contractor repudiated the Contract and the Principal had terminated the Contract shall be a debt due from the Supply Contractor to the Principal and the Supply Contractor must:
(a)	cease the execution of the Services within the time specified in the written notice; and

(b)	ensure that the Mine is left in a safe condition and the Products are properly secured.
17.4	Change in control of Supply Contractor

If the Supply Contractor ceases to be a subsidiary of any holding company:
(a)	the Supply Contractor must notify the Principal providing details of the change; and

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(b)	in any event, the Principal has the right to terminate this Contract by notice to the Supply Contractor.
17.5	Termination of the Explosives Services Contract

If the Explosives Services Contract between the Principal and dnx Papua New Guinea Limited is terminated, either party may terminate this Contract by providing written notice to the other party (without prejudice to the rights of the parties accrued at the time of giving notice).

18.	DISPUTE RESOLUTION

18.1	Procedure for resolving disputes
(a)	The parties agree that all disputes (other than disputes where relief is sought for urgent injunctive or declaratory relief) relating to or arising out of this Contract or the Services must be resolved in accordance with this clause 18.

(b)	If a dispute arises then either party may give notice to the other party which notice must:
(i)	be in writing;

(ii)	state that it is a notice under this clause 18.1; and

(iii)	include or be accompanied by reasonable particulars of the dispute.
(c)	If a notice is given under clause 18.1(b), then a representative of each of the parties who has capacity to reach a binding agreement must meet at least once within 30 Business Days of receipt of the notice under clause 18.1(b) (or such other time as the parties may agree in writing) and use reasonable endeavours acting in good faith to resolve the dispute.

(d)	If the dispute is not resolved by the representatives within the period referred to in clause 18.1(c), the executive officer having the position in the Particulars for each of the parties must meet at least once within 15 Business Days of the meeting under clause 18.1(c) and use reasonable endeavours acting in good faith to resolve the dispute.

(e)	If the dispute is not resolved by the executives within the period referred to in clause 18.1(d), the dispute must be resolved by arbitration in accordance with the ACICA Arbitration Rules. The seat of the arbitration will be Brisbane, Australia, and the language of the arbitration will be English.

(f)	The parties agree that the arbitration award is binding and final upon both parties if the amount determined by the arbitrator in the award is not higher than $150,000.00.
18.2	Dispute resolution not to delay execution of the Services

Notwithstanding the other provisions of this clause 18, the Supply Contractor must:
(a)	proceed without delay to continue to provide the Services;

(b)	perform its other obligations under this Contract; and

(c)	comply with all directions of the Principal’s Representative including any direction in respect of a dispute or difference being dealt with in accordance with clause 18.
19.	MEDIA RELEASES AND CONFIDENTIALITY

19.1	Media release
(a)	Neither party must advertise or issue any information, publication, document or article for publication or media releases or other publicity relating to the Services,

25.

this Contract or either parties business and activities without the prior written approval of the other party (such consent not to be unreasonably withheld), other than to comply with ASX listing requirements.

(b)	The Supply Contractor must refer to the Principal any enquiries from the media concerning the Services or the Principal’s business and activities.

(c)	The Supply Contractor must not, and must ensure that its employees and its subcontractors and their respective employees do not, take any photographs or video recording of the Services, without the prior written approval of the Principal’s Representative.
19.2	Confidentiality

Each party must not, and must ensure that its employees and subcontractors do not, without the prior written approval of the other party, either during the Term or after the End Date, disclose or give to any person any Confidential Information other than as required by any Law or in compliance with the listing requirements of any share market.

19.3	Reproduction and return Documentation
(a)	The Supply Contractor must ensure that all information supplied to it by the Principal in relation to the Services, the Documentation, and anything recording, containing, setting out, or making reference to the Services, are used, copied, supplied or reproduced only for the purposes of providing the Services and its other obligations under this Contract unless it has obtained the prior written approval of the Principal’s Representative.

(b)	Except to the extent expressly approved in writing by the Principal’s Representative, the Supply Contractor must on, or as soon as practicable after the End Date:
(i)	deliver up to the Principal’s Representative; or

(ii)	at the option of the Principal’s Representative destroy,
everything recording, containing, setting out or making reference to the Services, including all Documentation.
20.	NOTICES

20.1	How to give a notice

A notice, consent or other communication under this Contract is only effective if it is:
(a)	(written) in writing, signed by or on behalf of the person giving it;

(b)	(addressed) addressed to the person to whom it is to be given; and

(c)	(sent) given as follows:
(i)	(mail) delivered or sent by pre-paid mail (by airmail, if the addressee is overseas) to that person’s address; or

(ii)	(fax) sent by fax to that person’s fax number and the machine from which it is sent produces a report that states that it was sent in full.
20.2	When a notice is given

A notice, consent or other communication that complies with this clause is regarded as given and received:
(a)	(fax delivery) if it is delivered or sent by fax, on the day following the day on which it was sent; or

(b)	(mail delivery) if it is sent by mail, 5 days after it is posted.

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20.3	Address for notices

A person’s address and fax number are those set out in the Particulars, or as the person notifies the sender.

21.	AMENDMENT AND ASSIGNMENT

21.1	Amendment

This Contract can only be amended, supplemented, replaced or novated by another document signed by the parties.

21.2	Assignment
(a)	(Consent required to assign) A party may only dispose of, declare a trust over or otherwise create an interest in its rights under this Contract with the written consent of the other party, such consent not to be unreasonably withheld.

(b)	(No consent required) Notwithstanding clause 21.2(a), the Principal may freely assign this Contract to any related body corporate without consent of the Supply Contractor.
22.	GENERAL

22.1	Governing law
(a)	(law) This Contract is governed by the law in force in Queensland, Australia.

(b)	(jurisdiction) Each party submits to the non-exclusive jurisdiction of the courts exercising jurisdiction in Queensland, Australia, and any court that may hear appeals from any of those courts, for any proceedings in connection with this Contract, and waives any right it might have to claim that those courts are an inconvenient forum.
22.2	Liability for expenses

Each party must pay its own expenses incurred in negotiating, executing, stamping and registering this Contract.

22.3	Giving effect to this Contract

Each party must do anything (including execute any document), and must ensure that its employees and agents do anything (including execute any document), that the other party may reasonably require to give full effect to this Contract.

22.4	Parent Company Guarantee
(a)	Clause 22.4(b) applies if and only if the Particulars state that the Supply Contractor is required to comply with clause 22.4(b).

(b)	The Supply Contractor must, on or before the date of this Contract:
(i)	procure the Supply Contractor’s ultimate parent company to execute the Parent Company Guarantee; and

(ii)	give the Principal a copy of the Parent Company Guarantee duly executed by the Supply Contractor’s ultimate parent company.
(c)	The Contractor shall have no Entitlement to any payment unless and until the duly executed Parent Company Guarantee is provided in accordance with this clause 22.4.

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22.5	Waiver of rights

A right may only be waived in writing, signed by the party giving the waiver, and:
(a)	(conduct) no other conduct of a party (including a failure to exercise, or delay in exercising, the right) operates as a waiver of the right or otherwise prevents the exercise of the right;

(b)	(one occasion) a waiver of a right on one or more occasions does not operate as a waiver of that right if it arises again; and

(c)	(further exercise) the exercise of a right does not prevent any further exercise of that right or of any other right.
22.6	Operation of this Contract
(a)	(rights preserved) Any right that the Principal may have under this Contract is in addition to, and does not replace or limit, any other right that the Principal may have.

(b)	(severance) Any provision of this Contract which is unenforceable or partly unenforceable is, where possible, to be severed to the extent necessary to make this Contract enforceable, unless this would materially change the intended effect of this Contract.
22.7	Operation of indemnities
(a)	(survive termination) Each indemnity in this Contract survives the expiry or termination of this Contract.

(b)	(recovery) A party may recover a payment under an indemnity in this Contract before it makes the payment in respect of which the indemnity is given.
22.8	Consents

Where this Contract contemplates that the Principal may agree or consent to something (however it is described), the Principal may:
(a)	(discretion) agree or consent, or not agree or consent, in its absolute discretion; and

(b)	(conditions) agree or consent subject to conditions,
unless this Contract expressly contemplates otherwise.
22.9	Inconsistency with other documents

If this Contract is inconsistent with any other document or agreement between the parties, this Contract prevails to the extent of the inconsistency.

22.10	Counterparts

This Contract may be executed in counterparts.

22.11	Attorneys

Each person who executes this Contract on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

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SCHEDULE 1
ADDITIONAL CONDITIONS
1.	Third Party Introductions
The parties recognise the obvious benefits that could be obtained from aligning the third party suppliers of transport services between the Principal and the Supply Contractor. For this purpose, the Principal must use its reasonable endeavours to introduce and foster a relationship between the Supply Contractor and the Principal’s chosen freight, shipping and logistics companies respectively. For the removal of doubt, the Supply Contractor is under no obligation to use these particular contractors and those contractors are under no obligation to do business with the Supply Contractor on the same, less favourable or indeed any terms.
2.	Termination For Reasons Other Than Cause
(a)	Notwithstanding any other provision of this Contract, if:
(i)	in the Principal’s reasonable opinion, the continuation of mining operations at the Mine is not economically viable and the Principal no longer requires the Services (or any similar services);

(ii)	after consultation with the Supply Contractor, the Principal makes the decision to move to a contract mining model and the contractor selected to deliver mining services no longer requires the Services to be provided by the Supply Contractor; or

(iii)	a material change in control of the Principal occurs,
I. then the Principal may at its sole discretion terminate this Contract by giving not less than 90 days written notice to the Supply Contractor; and the Supply Contractor must cease the execution of the Services within the time specified in the written notice.
II. In this clause, “material change in control” means any of the following:
(i)	a change in the executive management of the Principal following the acquisition of greater than 25% of the issues capital of the Principal by a third party;

(ii)	the acquisition, by a third party, or greater than or equal to 51% of the issued capital of the Principal; or

(iii)	any significant divestment of business interests by the Principal.
(a)	If this Contract is terminated pursuant to the above additional condition 5(a), the Principal shall pay the Supply Contractor:
(i)	the value of the Services executed by the Supply Contractor to the date of termination;

(ii)	except to the extent already covered by a payment under sub-clause (i) above, the cost of materials or products ordered for the Services to the extent the Supply Contractor cannot cancel such orders provided that:
(A)	upon payment by the Principal, the unencumbered title to the materials or products passes to the Principal; and

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(B)	the materials or products have not been prematurely ordered;
(iii)	reasonable demobilisation costs incurred by the Supply Contractor, including reasonable costs to remove any proprietary equipment from any items of Constructional Plant prior to being transferred to the Principal; and

(iv)	less the amount of any money which is due or which may become due from the Supply Contractor to the Principal in respect of this Contract or the Services and amounts already paid to the Supply Contractor in respect of the Contract.
(b)	Except to the extent set out in the above additional condition 5(b), the Supply Contractor shall have no entitlement as a consequence of termination, (including any consequential costs, losses or damages, loss of profits or loss of opportunity).
3.	Commencement Date

3.1.	Target Date

Subject to additional condition clause 3.2, the Supply Contractor must use its best endeavours to commence providing the Services on or before and in sufficient time to allow for the operation of the Explosives Services Contract.

3.2	Revised Date

On 31 January 2008, the Supply Contractor must provide written notice to the Principal of a revised fixed Commencement Date between the dates of . In providing the revised fixed Commencement Date, the Supply Contractor must use its best endeavours to commence providing the Services as close as possible to .

3.3	Commencement Date earlier than

If the Commencement date is earlier than , then the Principal must pay the Supply Contractor in accordance with the following:
(i)	For a Commencement Date between and (inclusive), an amount of

(ii)	For a Commencement Date between and (inclusive), an amount of or

(iii)	For a Commencement Date between and (inclusive), an amount of
3.4	Commencement Date later than but on or before

If the Commencement date is later than on or before , then the Supply Contractor must pay the Principal in accordance with the following:
(i)	For a Commencement Date between and (inclusive), an amount of
3.5	Commencement Date after

If the Commencement Date is later than , then the Supply Contractor must pay the Principal an amount of (adjusted on a pro-rata basis for partial months) from until the Commencement Date.

3.6	Complete statement of entitlements

The amounts set out in this clause represent the Principal’s genuine pre-estimate of the loss it will suffer should the Supply Contractor fail to commence providing the Services in

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accordance with this clause or the gains it will make if the Supply Contractor commences providing the services earlier.

Other than as set out in this Contract, neither party shall have any right to seek additional compensation specifically in relation to the Commencement Date other than in accordance with this clause.

31.

SCHEDULE 2
SCOPE OF WORK
Services
The Supply Contractor shall be responsible for the supply of all Products as ordered by the Principal (or its nominee) from time to time. The Principal must deliver all Products to Lihir wharf DDU (INCOTERMS 2000).
Minimum and Maximum Stock-holding in Lihir Magazines

		Stock Levels		Lead Time	Lead Time	Lead Time
		Min	Max	ex Lae	ex Australia	ex USA
Surface Delays	FireX TL

PrimaFire
Detonating Cord	Fireline 8/40 RDX LS
Fireline P8HT
Booster	Trojan 400

Powermite Thermo
Lead in Lines	FireX Starter
For a completely different product not requiring R&T where raw materials already in Australia add 4 weeks to Australian lead time and all items subject to vessel scheduling and space availability

	Stock Levels		Lead Time
	Min	Max

Ammonium Nitrate Prill
Products
     Refer to schedules 6 and 8 for a more detailed description of Products (as amended from time to time).

32.

Products Performance Standards
The Supply Contractor will provide Products that are suitable for the following usage:
•	For Moderate and hot ground (70-130 degrees Celsius) relevant Products will be slept in holes for up to 8 hours, until satisfactory completion of field validation trials provided such field trials must be completed by no later than one month after the Commencement Date.

•	For cold ground (below 70 degrees Celsius) relevant Products will be slept in holes for up to 12 hours, until satisfactory completion of field validation trials provided such field trials must be completed by no later than one month after the Commencement Date.
REFERENCE INFORMATION
The Supply Contractor shall consider the following estimates for understanding of volumes. The mining system may change that will result in alteration to these figures and the Principal takes no liability for such changes and expects the price rates of products to remain stable. The volumes will be updated yearly in line with the Life of Mine Plan.
•	Material movement figures (BCM) for the 5 year contract period. (Indicative Only)

Year	2007	2008	2009	2010	2011
Very-Soft material	1,402,216	1,747,932	2,250,383	819,528	5,956,970
Soft material	16,075,362	6,358,372	10,568,886	408,191	3,684,152
Medium material	6,417,157	6,029,883	8,477,175	9,229,110	2,231,360
Hard material	3,981,631	5,850,376	5,757,399	11,044,535	6,761,704

Total to blast	27,876,367	19,986,562	27,053,842	21,501,364	18,634,186

•	Estimate Product consumption figures for the 5 year contract period.

	Estimated Bulk Tonnes of	Estimated total holes to
Year	explosives	charge
2007
2008
2009
2010
2011

33.

The Supply Contractor shall provide the Principal with all inspection records, laboratory certificates and any other documentation deemed by the Principal, or their representatives, to be required for verification of materials used or work done. Such data shall be delivered from time to time as requested by the Principal and shall, in addition, be delivered to the Principal as part of a bound inspection record at the time each completed piece of equipment is delivered ex-works
Excluded Services
None
Pre-Contract Information
Nil
Mine information including Mine Access Road
N/A
OHSE Plan
The Quality Plan is attached
Mine Procedures
The Supply Contractor must ensure that all requirements of the Mine Procedures are met while, and if, the Services under the Contract are being performed on the Mine.

34.

SCHEDULE 3
SAFETY PRINCIPLES
dnx Injury Rates

35.

SCHEDULE 4
DRAWINGS AND SPECIFICATIONS
N/A

36.

SCHEDULE 5
PROGRAM OF WORKS
N/A

37.

SCHEDULE 6
CONTRACT PRICE
Price Table (Variable Costs)

Cost/unit
No.	Temperature Regime	Unit	(A$/ea)
1.	Cold (20-70°)	Nonel MS HD 6m

2.	Sleep 12 hrs	Nonel MS HD 15m

3.		Ammonium Nitrate Prill for Emulsion Manufacture

4.		HDP 400 Booster

5.	Moderate (70-100°)	HT PETN Cord/m

6.	Sleep 8 hrs	Ammonium Nitrate Prill for Emulsion Manufacture

7.		HT Packaged Booster

8.	Hot (100-130°)	HT RDX Cord/m

9.	Sleep 8 hrs	Ammonium Nitrate Prill for Emulsion Manufacture

10.		HT Packaged Booster

11.	Accessories	Nonel EZTL 9m

12.		Nonel EZTL 12m

13.		Lead-in Line 300m
The bulk formulation described above is suitable for use up to temperatures of 150 degrees C.

38.

Rise and Fall
Products rise and fall adjustments
The Rise and Fall is to be applied on the 1st Jan 08 and annually thereafter (“Review Date”). The adjusted rate is then applied for the following 12 months, unless subject to the quarterly review as set out below.

39.

SCHEDULE 7
FORM OF PARENT COMPANY GUARANTEE
DATE
PARTIES
1.	Dyno Nobel Asia Pacific Ltd ABN 38 003 269 010 of Level 20, 111 Pacific Highway, North Sydney NSW 2060, Australia (Guarantor)

2.	Lihir Gold Limited ARBN 069 803 998 of Level 7, Pacific Place, Corner of Musgrave Street and Champion Parade, Port Moresby, National Capital District, PNG (Principal)
BACKGROUND
A.	The Principal and dnx Australia Pty Ltd (Supply Contractor) have entered into a Product Supply Contract dated on or about the date of this Deed (Contract).

B.	The Principal has entered into the Contract conditionally upon the Guarantor signing this Deed.
OPERATIVE PROVISIONS
1	GUARANTEE OF PERFORMANCE

1.1	The Guarantor guarantees to the Principal the due and punctual performance of every legal, equitable, contractual, statutory or other duty, undertaking, warranty, guarantee, indemnity, covenant, agreement or other obligation on the part of the Supply Contractor which at any time arises under or in connection with the Contract, including without limitation:
(a)	any obligation on the part of the Supply Contractor to pay the Principal any liabilities under the Contract;

(b)	the performance of the Services (as defined in the Contract); and

(c)	any obligation arising from any variation to the Contract:
(i)	agreed between the Supply Contractor and the Principal; or

(ii)	made in accordance with the Contract;
at any time, whether or not the Guarantor is aware of or consents to the variation.
(all called for the purposes of this Deed, Supply Contractor’s Obligations).

2	INDEMNITY FOR LOSS

2.1	The Guarantor indemnifies the Principal and agrees at all times to keep the Principal indemnified from and against all damages, costs, losses, expenses and liabilities which the Principal may suffer or incur due to the Supply Contractor’s Obligations not being performed, observed or fulfilled and the Guarantor agrees that the indemnity given by the Guarantor under this clause:
(a)	is a separate and additional obligation of the Guarantor under this Deed;

(b)	is given by the Guarantor as a principal indemnifier and not as a surety;

(c)	is given on the other terms of this Deed (with all necessary changes being made) so far as those other terms can apply.

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3	CONTINUING GUARANTEE AND INDEMNITY

3.1	This Deed is a continuing obligation and security and is not to be considered as wholly or partially satisfied or discharged by the payment at any time or times hereafter of any sum or sums of money for the time being due to the Principal under the Contract or by any settlement of account or any other matter or thing whatsoever but extends to cover and be security for all sums of money at any time due to the Principal despite any special payment, settlement of account or other matter or thing whatsoever.

4	LIABILITY NOT DISCHARGED BY OTHER EVENTS

4.1	The liability of the Guarantor and the rights of the Principal under this Deed are not affected by:
(a)	any neglect or omission to enforce such rights;

(b)	the liquidation or administration of the Contractor;

(c)	the termination or cancellation, of the Contract in whole or in part;

(d)	any other act, matter or thing which under the law relating to sureties would or might but for this provision release the Guarantor from its obligations hereunder or any part thereof.
5	GOVERNING LAW

5.1	This Deed and any matter arising in connection with it is governed by the laws of Queensland, Australia and the parties submit to the non-exclusive jurisdiction of the Courts of that State.

6	PARTIES SUCCESSORS AND ASSIGNS

6.1	References in this Deed to the Guarantor, the Principal and the Supply Contractor are taken to include their respective successors and assigns.

7	LIMITATION OF LIABILITY

7.1	At all times, the extent of the Guarantor’s liability under this Deed is limited to the liability owed by the Supply Contractor to the Principal under the Contract.
EXECUTED as a Deed.

EXECUTED by Dyno Nobel Asia Pacific Limited in accordance with section 127 of the Corporations Act 2001 (Cth) in the presence of:
Signature of director

Signature of witness

Signature of director/secretary

Name of witness — please print

EXECUTED by Lihir Gold Limited by its duly authorised representative:

Signature of witness	Signature of authorised representative

Name	Name

41.

SCHEDULE 8
TECHNICAL DATA SHEETS
See attached.

42.

EXECUTED as an agreement.

EXECUTED by Lihir Gold Limited by its duly authorised representative:

Signature of witness	Signature of authorised representative

Name	Name

EXECUTED by dnx Australia Pty Ltd by its duly authorised representative:

Signature of witness	Signature of authorised representative

Name	Name

43.